[LETTERHEAD OF LATHAM & WATKINS LLP]

October 17, 2006

VIA EDGAR AND COURIER

H. Christopher Owings, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Excelligence Learning Corporation
Amendment No. 1 to Schedule 13E-3
File No. 5-61537, filed on September 26, 2006
Revised Preliminary Proxy Statement on Schedule 14A
File no. 0-32613, filed on September 26, 2006

Dear Mr. Owings:

On behalf of Excelligence Learning Corporation (the “Company”), and the parties to the above-referenced Schedule 13E-3 filing, we are responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in a letter dated October 16, 2006.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning any of ELC Holdings Corporation, ELC Acquisitions Corporation, Thoma Cressey Equity Partners, Inc., TC Partners VIII, L.P. and Thoma Cressey Fund VIII, L.P., such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR an amended Preliminary Proxy Statement (File No. 0-32613) (the “Proxy Statement”) and Amendment No. 2 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (File No. 5-61537) (the “Schedule 13E-3”). The Proxy Statement and Schedule 13E-3 have been amended in response to the Staff’s comments. For your convenience, we have hand delivered three copies of the Proxy Statement and the amended Schedule 13E-3 as well as a marked copy of both filings tracking all changes made since the last filing.

We have reproduced the text of the comments below, followed by the responses that we have been authorized to make on behalf of the Company and the other parties to the above-referenced filings. All references herein to page numbers and captions correspond to the revised Proxy Statement, unless specified otherwise.

Schedule 13E-3

1. We note your response to comment 3 in our letter dated September 19, 2006. However, you have not removed the disclosure stating that no other filing person, including you, takes responsibility for the accuracy of any information not supplied by the filing person. Therefore, please remove this disclosure. Also, in addition to the disclosure you have added stating that the filing persons may still be found liable for all of the disclosures contained in the Schedule 13E-3 to the extent imposed by law, please indicate that the persons filing the Schedule 13E-3 may be deemed liable for all of the disclosures contained in the schedule.

RESPONSE: The Company acknowledges the Staff’s comment, and we have revised the language of the Schedule 13E-3 to remove the disclosure stating that no other filing person, including the Company, takes responsibility for the accuracy of any information not supplied by the filing person. The disclosure has also been revised to eliminate any limitation on the liability of each filing person and affirmatively states that the persons filing the Schedule 13E-3 may be deemed liable for all of the disclosures contained in the schedule. Please see page 1 of the Schedule 13E-3.

Preliminary Proxy Statement

2. We note your response to comment 17 in our letter dated September 19, 2006. Also, we note your discussions of certain presentations to your board by Piper Jaffray & Co. and your filing of those presentations at Exhibits (c)(2) through (c)(6) to the Schedule 13E-3. However, please tell us why you did not file any information regarding the “detailed interactive presentation” to your board by representatives of Latham & Watkins LLP and Piper Jaffray on May 1, 2006, which you discuss in the third paragraph on page 15.

RESPONSE: The Company acknowledges the Staff’s comment, and we have revised the disclosure to clarify that the “detailed interactive presentation” was prepared by Piper Jaffray on April 28, 2006 but presented to the board of directors on May 1, 2006. Please see page 15. We have also revised Exhibit (c)(5) of Item 16 of the Schedule 13E-3 to clarify that the Presentation of Piper Jaffray, dated April 28, 2006, was presented to the board of directors on May 1, 2006. Latham & Watkins attended the meeting by invitation of the board of directors in its capacity as legal counsel to the Company and did not participate in the preparation of the detailed interactive presentation that was presented to the board of directors on May 1, 2006.

Further, please tell us why you did not describe in detail or provide any oral and written presentations made to the board by entities other than Piper Jaffray. For example, in the last paragraph on page 13 you state that on December 14, 2005 Ronald Elliot and

Scott Graves met with “the other investment bank that had been invited to discuss in more detail our strategic opportunities….”

RESPONSE: We respectfully advise the Staff that, after careful consideration, the Company concluded, prior to the initial filing of the Schedule 13E-3 and Proxy Statement, that none of the discussions held with, or materials received from, the four investment banks other than Piper Jaffray & Co. comprised a “report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction” within the scope of Item 1015(a) of Regulation M-A. (For purposes of this discussion, we refer to these four investment banks generically as Banks A, B, C and D.)

Scope of the Discussions And Materials

The initial discussions held by the Company with Piper Jaffray and Banks A, B, C and D were, in essence, interviews designed to help the Company determine which of the banks, if any, it should hire as its financial advisor in connection with its evaluation of potential strategic alternatives. The discussions were preliminary and informational in nature, focusing on the qualifications and capabilities of each of these banks and their experience acting as a financial advisor to similarly situated issuers in the Company’s industry and similar industries.

In connection with these discussions, four of the banks, including Piper Jaffray, were requested to provide the Company with written materials communicating indicative pricing for their services. Bank A provided no such materials, or any other materials at any time thereafter. Banks B and C also provided the Company with additional marketing materials, such as pages with multiple miniature “tombstone” advertisements, promoting their recent deal experience. After receiving these materials and conducting these initial interviews, the Company narrowed the field to Piper Jaffray and Bank D and, as disclosed in the Proxy Statement, invited only these two entities to make more formal presentations to the Company regarding their potential engagement as the Company’s financial advisor.

To aid its more formal presentation to the Company, Bank D provided the Company with a “pitch book” describing its capabilities and experience and its observations regarding strategies that the Company could potentially pursue to maximize stockholder value. In this “pitch book,” Bank D performed what purported to be a preliminary valuation of the Company in order to illustrate the potential impact of various strategic transactions. These valuations, however, were not prepared on the basis of a detailed analysis of the Company’s financial and operational information or its future plans and proposals. Rather, they were undiligenced and explicitly preliminary in nature; essentially a series of simple arithmetic calculations based on available data that could be obtained after a cursory review of the Company’s public filings and the current and historical market prices of the Company’s common stock.

The Company Fully Considered Relevant Staff Authority

In concluding that the foregoing discussions with, and materials from, Banks A, B, C and D were not Item 1015(a) reports, opinions or appraisals, the Company carefully evaluated each of these discussions and materials in light of the Staff’s long-held views regarding the scope of Item 1015(a) as set forth in its 1987 No-Action Letter to Charles L. Ephraim (“Ephraim”) and reiterated in its 2003 enforcement action, In the matter of Meyers Parking System, Inc., Exchange Act Release No. 26069 (“Meyers”). In Ephraim, the Staff explained its general view that whether a “report, opinion or appraisal” falls within the scope of Item 9 of Schedule 13E-3 (now Item 1015(a) of Regulation M-A) depends on “…the facts and circumstances of each transaction.” While the facts and circumstances surrounding any report, opinion or appraisal will, in some respects, be as unique as the transaction to which it relates, as evidenced by Ephraim and Meyers, reports, opinions and appraisals that fall within the ambit of Item 1015(a) tend to share a few common characteristics:

•	Item 1015 Reports Are Typically Paid Work Product. In both Ephraim and Meyers, the reports and appraisals were prepared by firms that were hired by the issuer for the express purpose of preparing the report or opinion, and the firms were compensated for their work.

•	Item 1015 Reports Are Typically Diligenced Work Product. The report in Ephraim was a purchase price allocation review conducted by a third party appraiser that required it to conduct a comparative valuation of an issuer’s assets based on a proposed acquisition price. Purchase price allocations of this kind require sophisticated analyses that are typically backed up by a detailed due diligence investigation of the issuer’s public and confidential information. Similarly, the report in Meyers was a third party appraisal of certain assets that was prepared in connection with a fairness opinion rendered to an issuer in a going-private transaction. As with all work done in connection with fairness opinions, such an appraisal requires careful research of the entity and is predicated upon the appraiser having full access to not only the issuer’s publicly available information, but also confidential financial and operational information pertaining to its current and future operations.

•	Item 1015 Reports Provide Information that is Important To a Stockholder’s Investment Decision. In Ephraim, the Staff concluded that the subject purchase price allocation was material because it provided stockholders with a reasonable means to assess the adequacy of the consideration in a going-private transaction. The Staff noted, for example, that stockholders might reassess the adequacy of the consideration offered in the transaction if the purchase price allocation resulted in the creation of negative goodwill. In Meyers, as noted above, the asset appraisals formed the basis of a valuation range set forth in the fairness opinion rendered to the issuer by its financial advisor. Understanding the appraisals, therefore, was material to an investor’s full understanding of the related fairness opinion.

As discussed in more detail below, none of the discussions held with, or materials received from, Banks A, B, C or D share any of the foregoing characteristics.

None of the Discussions or Materials Were Paid Work Product

As previously indicated, the discussions with and materials from Banks A, B, C and D all related to an “interview process” conducted by the Company to select a financial advisor. None of these banks was paid anything for the time it devoted to these discussions or the preparation of marketing materials. The only investment bank hired by the Company in connection with its evaluation of strategic alternatives and, ultimately, to advise it in connection with the proposed transaction with Thoma Cressey was Piper Jaffray.

None of the Marketing Materials Were Diligenced Work Product

The marketing materials that were sent to the Company by Banks B and C were little more than advertisements. They contained no analyses of the Company or its strategic alternatives, and made no attempt to estimate the valuations that the Company could obtain in a strategic transaction. The “pitch book” prepared by Bank D in connection with its final interview with the Company, in contrast, did provide initial observations about the Company’s strategic alternatives and potential valuations that could result from a strategic transaction. However, Bank D based these observations and analyses solely on publicly available information. Bank D conducted no due diligence, was not privy to the Company’s confidential financial and operational information or any of the Company’s future plans, budgets and proposals. As a result, the valuations set forth in this “pitch book” were expressly preliminary in nature and were intended solely to facilitate a general discussion of potential strategic alternatives available to the Company and Bank D’s capabilities and experience in facilitating transactions of these sorts.

None of the Discussions or Materials Provide Information that is Material to a Stockholder’s Investment Decision

The immateriality of the Company’s discussions with Banks A, B and C is self-evident, and the Company firmly believes that modifying the current disclosure in the Proxy Statement to include additional information about what amounted to an interview process would provide no benefit to its stockholders.

In addition, although the “pitch book” prepared by Bank D may have purported to identify potential strategic alternatives available to the Company and to present potential valuations that might be achievable were the Company to undertake a strategic transaction, the Company strongly believes that, when the facts and circumstances surrounding this “pitch book” are considered in their entirety, one cannot reasonably conclude that the “pitch book” would provide the Company’s stockholders with any information that would be material to their investment decision in connection with the proposed acquisition of the Company by Thoma Cressey.

A comparison to the reports and appraisals in Ephraim and Meyers is instructive. Unlike the purchase price allocation in Ephraim or the asset appraisal in Meyers, Bank D’s “pitch book” does not provide the Company’s stockholders with a reasonable means to assess the adequacy of the consideration in a going-private transaction or to evaluate the basis for valuation established by the party delivering a fairness opinion. “Pitch books” like the one provided to the Company by Bank D are essentially detailed sales brochures. They are, by design, bullish about the potential benefits of strategic transactions for which financial advisors are hired, and often make aggressive assumptions about an issuer’s future growth, its comparable company set, the stabilized cash flow the company could generate to support a leveraged acquisition or the premiums it could generate in a sale transaction. These marketing materials are typically prepared in haste, without the sobering benefits of due diligence or an opportunity to fully understand management’s strategic vision going forward, or its expected capital outlays, investment opportunities and business risks. In short, the valuations and observations set forth in investment bankers’ marketing materials have little value beyond their intended purpose–to demonstrate to potential clients the possible benefits of hiring a financial advisor to help a company explore strategic alternatives. Accordingly, “pitch books” like that provided to the Company by Bank D simply cannot provide stockholders with a reasonable means to assess the adequacy of the consideration in a going-private transaction or to better understand a fairness opinion.

Disclosure of the Marketing Materials Would Be Confusing and Potentially Misleading to the Company’s Stockholders

As discussed above, Bank D prepared its “pitch book” without the benefit of an in-depth analysis of public or non-public information pertaining to the Company’s current and projected operations and performance and was at that point in no position to perform a detailed evaluation of the strategic alternatives available to the Company or the fairness of any consideration that the Company’s stockholders might receive in the event that the Company elected to proceed with a strategic transaction. Given the inherent inadequacies of the limited analysis performed by Bank D in preparing its presentation, the inclusion of Bank D’s “pitch book” in the Proxy Statement would at a minimum be confusing to our stockholders and would in all likelihood involve the disclosure of misleading information as it relates to the Company’s transaction with Thoma Cressey. In its review of the Proxy Statement, the Staff has provided numerous comments intended to clarify and amplify the analyses performed by Piper Jaffray in rendering its fairness opinion. The Company shares the Staff’s view that these additional disclosures are important to investors’ ability to properly evaluate Piper Jaffray’s fairness opinion, and has worked directly with Piper Jaffray to ensure that this additional detail is fully and properly disclosed. However, if the Company were forced to disclose and file Bank D’s “pitch book,” the Company would be unable to provide stockholders with any additional detail regarding the assumptions made by Bank D, how or why it made those assumptions or whether and to what extent the calculations it performed deviated from what an investor might otherwise expect. Without the benefit of such detailed disclosure, the Company cannot be certain that Bank D’s “pitch book” would not be materially misleading, and investors would have substantial difficulty assessing the import of the

Bank D “pitch book,” particularly in relation to the valuation disclosures in the Company’s summary of the Piper Jaffray fairness opinion. Accordingly, the Company believes that inclusion of disclosure relating to, or the filing of, Bank D’s “pitch book” creates an appreciable risk that stockholders will be misled or confused by such disclosure and, in any event, would derive no benefit from such disclosure. Presumably, it is for these reasons that the Staff has often permitted issuers to exclude these types of marketing materials from proxy statements and Schedules 13E-3 in the past.

Practical Concerns Attendant to Filing the Marketing Materials

In addition to the foregoing, the Company also respectfully notes that it does not have, nor would it expect to receive, permission from any of Banks A, B, C or D to use their respective names in the Proxy Statement or to file the marketing materials of Banks B, C or D as exhibits to the Schedule 13E-3. In the Company’s view, none of these banks would be willing to consent to such a filing unless they were appropriately compensated and indemnified for the risks attendant to including such materials in the Company’s public filings. Moreover, the Company believes that it could be subjected to potential liability from these entities if it discloses or files these materials without their consent, and if, alternatively, the Company is forced to seek these entities’ consents, will be subject to additional delay and costs that would be harmful to the interests of its stockholders.

Conclusion

In light of the facts and circumstances detailed above, the Company respectfully submits that none of the discussions with, or materials received from, Banks A, B, C or D comprise a “report, opinion or appraisal” within the scope of Item 1015(a) of Regulation M-A, and the Company does not believe that summarizing or filing these marketing materials would provide its stockholders with any benefit.

To assist the Staff in considering the Company’s views, we have enclosed herewith a copy of each of the written materials prepared for the Company by Banks B, C and D, which we are providing to the Staff on a supplemental basis.

3. We note your response to comment 23 in our letter dated September 19, 2006. You addressed the fact that the special committee’s fairness determination was prepared without certain procedural safeguards listed in Item 1014 of Regulation M-A in the seventh and eighth bullet points on page 28. Additionally, please address why the special committee believes the transaction is fair to the unaffiliated shareholders even though the transaction does not include those procedural safeguards. See Items 1014(c), (d), and (e) of Regulation M-A.

RESPONSE: The Company acknowledges the Staff’s comment, and we have revised the disclosure in the “Reasons for the Merger” section as requested to describe why the special committee believes the transaction is fair to the unaffiliated shareholders even though the transaction does not include certain procedural safeguards described in Item 1014 of Regulation M-A. Please see page 28.

4. We note your response to comment 28 in our letter dated September 19, 2006. In that response, you state that you have revised your document to include disclosure provided by management of estimated revenue for the years 2007 to 2010, net working capital, changes in net working capital, and earnings per share. Please tell us where in your document you have included these changes.

RESPONSE: The Company supplementally advises the Staff that the indicated disclosure appears on page 85.

5. We note your response to comment 32 in our letter dated September 19, 2006. In that response, you state that it is not material to identify all of the 41 transactions that were analyzed. Even so, please disclose a sample of these transactions upon which this analysis was based so that your readers will have a better understanding of your premiums paid analysis.

RESPONSE: The Company acknowledges the Staff’s comment, and we have revised the disclosure to identify all of the 41 transactions that were analyzed by Piper Jaffray. Please see page 36.

6. We note your response to comment 31 in our letter dated September 19, 2006. In the first paragraph on page 36, you state that the range of terminal value multiples was derived from a “number of factors including the valuation of comparable companies and characteristics unique to the company including size and growth.” Please disclose all of the multiples from which the range of the terminal value was derived and the comparable companies and characteristics unique to the company.

RESPONSE: We acknowledge the Staff’s comment, and we have revised the disclosure as requested to include the comparable companies and to describe the additional factors taken into account in deriving the terminal value multiples that were used in performing Piper Jaffray’s discounted cash flow analysis. Please see page 37.

7. We note your response to comment 34 in our letter dated September 19, 2006. In addition to just listing the protections and reporting requirements of the federal securities law that will no longer apply to you and your shareholders, please discuss how losing these protections and reporting obligations will affect you and your stockholders.

RESPONSE: We acknowledge the Staff’s comments, and we have revised the disclosure as requested to include a discussion of how the loss of the protections and reporting requirements of the federal securities laws will affect the Company and its stockholders. Please see page 43.

8. We note your response to comment 47 in our letter dated September 19, 2006. As WESKIDS III, L.L.C is the managing member of WES LLC and IPP99 Private Equity, L.L.C., and has indirect voting or investment control over these entities and the Simon Fund, please identify the beneficial owners that have voting or investment control over the shares being offered by WESKIDS.

RESPONSE: We respectfully advise the Staff that the information set forth in footnote 4 of the Securities Ownership Table was derived from a Schedule 13D/A filed by the entities referenced in footnote 4 on July 21, 2006. The Company has relied on this Schedule 13D/A in accordance with Instruction Number 3 of Item 403 of Regulation S-K. Instruction Number 3 provides as follows: “The registrant shall be deemed to know the contents of any statements filed with the Commission pursuant to Section 13(d) or 13(g) of the Exchange Act. When applicable, a registrant may rely upon information set forth in such statements unless the registrant knows or has reason to believe that such information is not complete or accurate or that a statement or amendment should have been filed and was not.”

The Company has previously advised the Staff, in the second bullet point on page 4 of the Company’s Response Letter dated September 25, 2006, that the Company has been advised that WESKIDS III, L.L.C. is beneficially owned by the seven children of Mr. William Simon. The Company has no reason to believe that any of the aforementioned owners of WESKIDS is able to exert voting or investment control over the Company’s securities that are beneficially owned by WESKIDS. The Company also notes for the Staff that the aforementioned Schedule 13D/A does not disclose that any such owner of WESKIDS is able to exert voting or investment control over the shares beneficially owned by WESKIDS. The Company has no reason to believe that such information is incomplete or inaccurate or that an amendment should have been filed with the Commission with respect to such Schedule 13D/A that has not been filed. Accordingly, the Company has prepared footnote 4 to reflect the beneficial ownership of the securities as set forth in the Schedule 13D/A filed with the Commission on July 21, 2006.

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Should you have any questions or comments regarding our response, please do not hesitate to contact me at (213) 891-8640, or by email at brad.helms@lw.com.

Very truly yours,

/s/ BRAD A. HELMS

Brad A. Helms

of LATHAM & WATKINS LLP

cc:	Ronald Elliott
Vikas Arora, Esq.
Paul Tosetti, Esq.
Jeff Kateman, Esq.